FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2005
Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F x	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No x

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No x

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

     Government of India and Reserve Bank of India Approvals

     The Ministry of Finance of the Government of India had issued guidelines regulating the pricing of American Depositary Receipts and/or Global Depositary Receipts by Indian companies. See “Government of India and Reserve Bank of India Approvals” in the registration statement of ICICI Bank Limited (“ICICI Bank”) on Form F-3 (File No. 333-129753), filed with the SEC on November 16, 2005 and as amended on November 25, 2005 (the “U.S. Registration Statement”). On November 17, 2005, the Ministry of Finance of the Government of India announced an amendment of these guidelines to exempt those issuances of American Depositary Receipts and Global Depositary Receipts, where the issuances are made simultaneously with or within 30 days after issuances of shares in the Indian market by the issuer, and where the American Depositary Receipts/ Global Depositary Receipts are priced at or above the domestic issue price in India.

     On November 29, 2005, ICICI Bank announced that the equity shares that will be offered as part of the Indian public offering will be priced between Rs. 505 (US$ 10.95 ) and Rs. 545 (US$ 11.82), each with a face value of Rs. 10 (US$ 0.22) (assuming an exchange rate of Rs. 46.1/US$ ). The offering price of the ADSs, which have typically traded at a premium to the equity shares traded in India, will be based upon market factors and may or may not be within the price band announced for the Indian public offering.

     Time of Delivery of ADSs

     The preliminary prospectus dated November 25, 2005, included in the U.S. Registration Statement, as amended (the “Preliminary Prospectus”), stated that the exact time of delivery of the ADSs would be agreed among the Joint Global Coordinators and ICICI Bank and that investors would be notified of the exact time of delivery of ADSs through a press release to be posted on ICICI Bank’s website at www.icicibank.com. ICICI Bank hereby notifies prospective investors in the ADSs that the time of delivery of the ADSs is expected to occur on or about the eighth business day after the date of pricing. However, the expected time of delivery remains subject to further change and further information, if necessary, will be provided at or around the time of pricing or, if after pricing, through a press release to be posted on ICICI Bank’s website.

     Lock-up

     The Preliminary Prospectus further stated that ICICI Bank and the underwriters had agreed not to issue any equity shares, ADSs or securities convertible into or exchangeable for ADSs or equity shares or any similar securities during the period from the date of the final prospectus continuing through the date 120 days after the date of the final prospectus, except with the prior written consent of the representatives of the underwriters which consent shall not be unreasonably withheld, and subject to certain exceptions. ICICI Bank hereby notifies prospective investors in the ADSs that it has agreed with the underwriters to a lock-up period of 90 days instead of 120 days.

     Documents Incorporated by Reference in the U.S. Registration Statement

     The opinion of Amarchand & Mangaldas & Suresh A. Shroff & Co. as to certain Indian tax matters referred to as Exhibit 8.1 in the U.S. Registration Statement is included under “Taxation – Indian Taxation” in the Preliminary Prospectus included as part of the U.S. Registration Statement.

     The opinion of Davis Polk & Wardwell as to certain U.S. tax matters referred to as Exhibit 8.2 in the U.S. Registration Statement is included under “Taxation – United States Taxation” in the Preliminary Prospectus included as part of the U.S. Registration Statement.

     The form of the underwriting agreement for the ADS offering, the opinion of Amarchand & Mangaldas & Suresh A. Shroff & Co. and the consent of Davis Polk & Wardwell, referred to as Exhibit 1.1, Exhibit 5.1 and Exhibit 23.3 respectively in the U.S. Registration Statement are included as Exhibit 1.1, Exhibit 5.1 and Exhibit 23.3 respectively in this report on Form 6-K.

     This report on Form 6-K is incorporated by reference in the U.S. Registration Statement.

EXHIBIT LIST

Exhibits

Exhibit 1.1	Form of Underwriting Agreement for the ADS offering.
Exhibit 5.1	Opinion of Amarchand & Mangaldas & Suresh A. Shroff & Co.
Exhibit 23.3	Consent of Davis Polk & Wardwell.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Date: December 5, 2005	For ICICI Bank Limited

	By:	/s/ Nilesh Trivedi

Name: Title:	Nilesh Trivedi Assistant Company Secretary